SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP. a wholly owned subsidiary of CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers President and Chief Executive Officer Cypress Semiconductor Corporation 198 Champion Court San Jose, CA 95134-1599 (408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$101,265,456.24	$11,605.03

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,785,618 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation at the offer price of $2.68 per Share. Based upon information contained in Ramtron International Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2012, there were (i) 35,326,202 Shares outstanding as of May 2, 2012, (ii) 3,957,000 Shares issuable pursuant to stock options outstanding on March 31, 2012 and (iii) 170,000 Shares issuable pursuant to restricted stock units outstanding on March 31, 2012. This calculation (i) assumes that all shares of restricted stock granted as of March 31, 2012 were issued and outstanding on that date and (ii) excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03	Filing Party: Cypress Semiconductor Corporation
Form or Registration No.: Schedule TO	Date Filed: June 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights), of Ramtron International Corporation, a Delaware corporation, at $2.68 per share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Items 1 and 4.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent that such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Expiration Date of the Offer is extended to 5:00 p.m., New York City time, on August 3, 2012, unless further extended. As of 12:00 midnight, New York City time, on July 19, 2012, approximately 580,118 Shares (including 200 Shares subject to guarantees of delivery) had been tendered and not withdrawn pursuant to the Offer. This amount does not include any Shares beneficially owned by Cypress. The full text of the press release issued by Cypress announcing the extension of the Offer is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Item 4.

The Offer to Purchase is hereby amended by replacing in its entirety the last paragraph under the caption “The Offer—Section 14—Conditions to the Offer” on page 31 of the Offer to Purchase with the following:

The foregoing conditions are for the sole benefit of Purchaser, Cypress and their respective affiliates and may be asserted by Purchaser or Cypress regardless of the circumstances giving rise to any such condition, other than any applicable waiting period under the HSR Act and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained as described herein, may be waived by Purchaser or Cypress in their reasonable discretion in whole or in part at any time and from time to time prior to the expiration of the Offer, and thereafter in relation to any condition dependent upon the receipt of any governmental or regulatory approvals. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. To the extent permitted by the rules and regulations of the SEC, which require the satisfaction or waiver of conditions (other than those conditions dependent upon the receipt of any governmental or regulatory approvals) prior to expiration of the Offer, (i) the failure by Cypress or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and (ii) each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer, and thereafter in relation to any condition dependent upon the receipt of any governmental or regulatory approvals. Subject to applicable law as applied by a court of competent jurisdiction, any determination by Purchaser or Cypress concerning any condition or event described in this Section 14 shall be final and binding on all parties.

Item 11.

The Offer to Purchase is hereby amended by replacing in its entirety the second paragraph under the caption “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals—Antitrust” on page 32 of the Offer to Purchase with the following:

Pursuant to the requirements of the HSR Act, on June 15, 2012, Cypress filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. On July 2, 2012, Cypress voluntarily withdrew its Notification and Report Form and re-filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC in order to begin a new waiting period pursuant to the HSR Act and provide the Antitrust Division and the FTC with additional time to review the purchase of Shares pursuant to the Offer. The waiting period applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on July 17, 2012, without any action having been taken by the FTC or the Antitrust Division.

The Offer to Purchase is hereby amended by replacing in its entirety the fourth paragraph under the caption “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals—Antitrust” on page 33 of the Offer to Purchase with the following:

Pursuant to the requirements of the GWB, on June 15, 2012, Cypress filed a notification with respect to the Offer and the Merger with the BKartA. On July 9, 2012, Cypress received the necessary regulatory clearance from the BKartA approving the purchase of Shares pursuant to the Offer under the GWB.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

Exhibit (a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS
Name:	Brad W. Buss
Title:	Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS
Name:	Brad W. Buss
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012. (2)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). (2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (2)

(a)(1)(F)	Form of Summary Advertisement dated June 21, 2012. (2)

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012. (2)

(a)(5)(C)	Text of Press Release Issued by Cypress dated July 20, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.
(2)	Incorporated by reference to the Schedule TO-T filed by Cypress on June 21, 2012.